FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

            (Indicate by check mark whether the registrant files or
                 will file annual reports under cover of Form
                              20-F or Form 40-F.)
                        Form 20-F   X    Form 40-F
                                  -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                           Yes            No   X
                               -----         -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on the results of power generation for the first half of 2004, made on July 8, 2004, in English by Huaneng Power International Inc.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:   July 8, 2004




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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

 (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

              Results of Power Generation in First Half of 2004

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced its power generation in the first half of 2004.

Based on preliminary statistics, as of 30th June 2004, the Company's total power generation based on the consolidated financial statement for the first half of 2004 was 48.83 billion kWh, an increase of 18.87% over the same period last year. The power generation of Fuzhou Power Plant, Dandong Power Plant, Weihai Power Plant and Nantong Power Plant increased significantly.

The increase in power generation of the Company's power plants in the first half of 2004 was mainly attributable to the following reasons:

1. Power generation contributed from Yushe Power Plant and Xindian Power Plant, which were acquired in 2003;

2. Stable generation capacity of the newly operated generating units 5 and 6 of Jining Power Plant;

3. The rapid growth of power consumption in the provinces of Fujian, Liaoning and Jiangsu where the Company's power plants operate provided favorable conditions for increasing the Company's power generation.

The power generation of each of the Company's power plants for the first half of 2004 was, respectively, as follows (in billion kWh):


Dalian                           4.49        Dezhou                       6.10
Fuzhou                           4.52        Jining                       1.37
Nantong                          4.49        Weihai                       2.46
Shangan                          4.08        Shanghai Shidongkou First    3.95
Shanghai Shidongkou Second       4.00        Changxing                    0.98
Shantou Coal-fired               2.18        Taicang                      2.18
Shantou Oil-fired                0.18        Huaiyin                      1.40
Dandong                          2.37        Yushe                        0.73
Nanjing                          2.13        Xindian                      1.22

                                                          By Order of the Board
                                                                Huang Long
                                                            Company Secretary

The Company's Board of Directors comprises of:

Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Ye Daji (Non-executive director)           Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)      Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)

8th July 2004
Beijing, the PRC